111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 22, 2020

Anu Dubey

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SmartTrust 506 (the “Fund”)

(File No. 333-250953) (CIK# 1806706)

Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (the “Sponsor”), sponsor, depositor and principal underwriter of the Fund, we are submitting this correspondence filing in response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) in a conversation between Kate Poorbaugh and Anu Dubey on December 21, 2020 regarding the unit investment trust of the Fund (the “Trust”). The Registration Statement on Form S-6 relating to the Fund was initially filed with the Commission on November 25, 2020. The staff noted the derivative risks in the “Investment Summary—Principal Risk Considerations” and “Risk Considerations” sections of the prospectus and requested that additional disclosure be added describing the underlying funds’ derivative investments in the “Investment Summary—Principal Investment Strategy” section of the prospectus or describe why the Sponsor believes that the current risk disclosure is appropriate. The Sponsor confirmed that selecting funds that invest using derivatives is not a part of the Trust’s principal investment strategies but many funds’ policies allow for some use of derivatives. As a result, the Sponsor believes that including risk disclosure about funds’ use of derivatives is appropriate but does not view this to be part of the Trust’s principal investment strategy. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

        Chapman and Cutler LLP